Mayer Brown LLP 71 South Wacker Drive Chicago, IL 60606 United States of America T: +1 312 782 0600 F: +1 312 701 7711
May 22, 2025
mayerbrown.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Komul Chaudhry and Arthur Sandel

Re:	Capital One Auto Receivables, LLC
Registration Statement on Form SF-3
Filed April 15, 2025
File No. 333-286543

Dear Ms. Chaudhry and Mr. Sandel:

On behalf of Capital One Auto Receivables, LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated May 8, 2025 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the captioned Registration Statement on Form SF-3. For your convenience, a copy of this letter is being delivered to you via e-mail, together with a copy of Amendment No. 1, which has been marked to show the changes from the Registration Statement as filed on April 15, 2025, as well as a clean copy of Amendment No. 1.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comment has been repeated below in italics. (Please note that page number references in our responses below refer to the applicable page number in the clean copies of Amendment No.1.) Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form SF-3

General

1.

Please confirm that the depositor and any issuing entities previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Response

We confirm that the depositor and each issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

2.

Please confirm that, if delinquent assets are included in the pool at the time of the prospectus, the delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. Refer to General Instruction I.B.1(e) of Form SF-3.

Response

We confirm that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus.

Risk Factors

While the Discover transaction is pending, the sponsor will be subject to business uncertainties and contractual restrictions..., page 40

3.

We note your statement here that the consummation of the Discover merger transaction remains contingent upon the satisfaction of a number of conditions, including regulatory approvals. However, it appears that public statements issued by the transaction parties indicate that all required regulatory approvals to complete the merger have been received, and the transaction is expected to close on May 18, 2025, subject to satisfaction of customary closing conditions. Please update your risk factor disclosure to reflect the current status of the merger transaction.

Response

We have revised the disclosure on pages 18, 40 and 60 to indicate that the Discover merger transaction was completed on May 18, 2025.

Underwriting, page 176

4.

We note your disclosure that the underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids with respect to the offered notes in accordance with Regulation M under the Exchange Act, including the creation of syndicate short positions. Please revise your disclosure to clarify that any of the foregoing transactions will also be conducted in accordance with Securities Act Rule 192.

Response

We have revised the disclosure on pages 176-177 under “Underwriting” to clarify that the underwriters engagement in any over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids with respect to the offered notes, including the creation of syndicate short positions, will be conducted in accordance with Securities Act Rule 192.

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Angela Ulum, at (312) 701-7776. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum

Angela M. Ulum

cc:	Juan Yrausquin